Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of MercadoLibre, Inc. for the registration of debt securities, common stock, preferred stock, and warrants and to the incorporation by reference therein of our reports dated February 21, 2025, with respect to the consolidated financial statements of MercadoLibre, Inc.,  and the effectiveness of internal control over financial reporting of MercadoLibre, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

/s/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited

City of Buenos Aires, Argentina
November 17, 2025